Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, April 30, 2002.

SUPPL

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**
Exemption No. 82-04979

Dear Sirs,

We are sending a copy of the meetings for the Ordinary General Assembly of Duke Energy International, Geração Paranapanema S.A., that took place on April 30th, 2002.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________
Jorge Yoshimura
Financial/Investors' Relationship Officer

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, April 30, 2002

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**
Exemption No. 82-04979

SEC MAIL PROCESSING
RECEIVED
MAY 03 2002
WASH. D.C. 155 SECTION

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Ordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) to review, discuss, and approve the Annual Management Report on the company's business and on the relevant administrative matters, the Balance Sheets and other Financial Statements of the company, referring to the year ended on December 31, 2001; and (ii) to resolve on the allocation of the net profits and apportionment of dividends.

Initially, the members of the presiding board clarified to the shareholders of the Company that, as mentioned in the Relevant Fact published in the newspaper Gazeta Mercantil (National Edition) and in the Official Gazette of the State of São Paulo on this date the Brazilian Security and Exchange Comission – CVM ("Comissão de Valores Mobiliários – CVM"), pursuant to "Ofício CVM/SEP/GEA-1/no.27/02", ordered that the Balance Sheet of the Company duly published in the April 23, 2002 in the Gazeta Mercantil (National Edition) and in the Official Gazette of the State of São Paulo, be amended and republished with a view to reflecting the accounting and disclosure procedures set forth in "Ofício CVM/SEP/SNC/02/2002", so as to address the reversal ("estorno") of the difference accounted for between the forecast of the Company`s management and the one disclosed by

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

the Wholesale Energy Market – MAE through a specific announcement to the agents, dated March 13, 2002. However, on account of the fact that the Energy Crisis Chamber acknowledged the need for a joint review of the numbers so disclosed with a view to identifying the most proper interpretation of the provisions contained in the General Agreement of the Energy Sector and, furthermore, the firm belief of the management of the Company that said agreement will be fully implemented, so as to preserve the numbers and information contained in the Balance Sheets and other Financial Statements of the Company, the shareholders present thereat unanimously approved the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2001, as originally published in the press.

The shareholders further approved the Management's proposal for declaration of dividends in the total amount of forty-eight million six hundred and eighty-eight thousand four hundred and twenty-seven reais and seventy-seven centavos (R$ 48.688.427,77), which shall be charged to the Company's reserve account for realizable profits, and apportioned ratably to the shares of the company's corporate capital, as follows: twenty-three million four hundred and sixty-four thousand seven hundred and twenty-nine reais and thirty-seven centavos (R$23.464.729,37) to preferred shares, and twenty-five million two hundred and twenty-three thousand and six hundred and ninety-eight reais and forty centavos (R$25.223.698,40) to common shares, i.e., R$ 0,51963 for the lot of one thousand shares, regardless of their kind. Furthermore, the Chairman clarified that, the amount of dividends so declared shall remain unchanged even if interpretation of the General Agreement for the Energy Sector between the National Electric Power Agency (Agência Nacional de Energia Elétrica – ANEEL) and the generation and distribution agents as regards the "indemnifiable shortfall on noncommitted energy" is not satisfactorily settled by May 24, 2002, or at any later date, which deadline was suggested by Mr. Pedro Parente, head of the Energy Crisis Chamber himself, given that the amounts so accounted for will not be impacted by whatsoever decision on this controversy. In view of the above resolution, the company's Executive Board was authorized to take all necessary measures to credit and actually pay the dividends to the Company's shareholders, and no monetary adjustment on the amounts reported to the shareholders shall be made by and before the date such payment is effectively made, which shall occur as of May 15, 2002, within the legal time frame.

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

The shareholders did not deliberate about the election of the members of the Board of Directors, given that they have been elected for a 3-years term of office on the Ordinary General Shareholders' Meeting held on August 30, 1999.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________________

Jorge Yoshimura
Financial/Investors' Relationship Officer